March 12, 2010

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Attn: Ms. Laura Hatch

RE: THE TAIWAN FUND, INC. File No. 811-04893

Dear Ms. Hatch:

This letter is written in response to the comments that you provided on March 5, 2010 regarding the preliminary proxy statement for the above-referenced Registrant (the “Proxy Statement”), which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on February 26, 2010.  The comments of the SEC Staff and the Registrant’s responses are listed below:

1.	Comment: The additional disclosure required under the Proxy Disclosure Enhancements rule is not included in the proxy statement.

Response:  The Commission has noted that if a fund’s fiscal year ends before December 20, 2009, the fund’s registration statements and post-effective amendments and its proxy statements will not be required to be in compliance with the new disclosure requirements unless they are filed after the end of the fund’s 2010 fiscal year, even if filed on or after February 28, 2010.  (See Frequently Asked Questions About Proxy Disclosure Enhancements Transition for Registered Investment Companies).  The Registrant’s fiscal year end is August 31, 2009, therefore the new disclosure requirements do not apply to this proxy statement.

2.
Comment:  In the section of the proxy statement titled “Approval Process” under Proposal 2, it is not clear whether the agreement is being terminated at the instruction of the Adviser or at the instruction of the Board.

Response:  The Board conducted a request for proposal (RFP), which was submitted to various investment managers including the Registrant’s current Adviser.  Following the RFP, the Board chose a different investment manager and is recommending that stockholders approve the proposed investment manager as a part of this proxy statement.  The current investment manager continues to serve as the Registrant’s Adviser under the current investment management agreement.  If the proposed investment management agreement is approved the current investment management agreement will be terminated by the Board.

3.	Comment: In the section titled “Information About the Proposed Adviser” under Proposal 2, please include information about the Portfolio Manager.

Response: The Registrant will include information on the proposed Portfolio Manager in the proxy statement.

Ms. Laura Hatch
March 12, 2010

Please contact me at (617) 662-1118 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Elizabeth A. Watson
Elizabeth A. Watson, Esq